Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Mercato Partners Acquisition Corporation (the “Company”) on Form S-1 of our report dated April 2, 2021, except for Notes 2 and 7, which are dated June 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Mercato Partners Acquisition Corp. as of March 4, 2021 and for the period from February 22, 2021 (inception) through March 4, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

West Palm Beach, FL

October 13, 2021